Exhibit 99.(IV)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
                                    P R O X Y
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                Special Meeting of Stockholders November 18, 2002

      The undersigned, revoking all previous proxies, hereby appoints Gonzalo Menendez Duque and Jose Castaneda, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") which the undersigned is entitled to vote at the Special Meeting of Stockholders of the Corporation to be held at the offices of the Corporation located at Calle 50 and Aquilino de la Guardia, Panama, Republic of Panama, on November 18, 2002 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

      Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposal (1).

      When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the proposed amendment of the first paragraph of
Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Special Meeting.

(Continued and to be dated and signed on the reverse side.)


                                   Banco Latinoamericano de Exportaciones, S. A.
                                   P. O. Box 11359
                                   New York, N.Y.  10203-0359

|_| PLEASE SIGN AND RETURN
PROMPTLY IN THE ENCLOSED                      Votes must be indicated
ENVELOPE.  NO POSTAGE                         (x) in Black or Blue ink.
REQUIRED IF MAILED WITHIN
THE UNITED STATES.

1. Approval of the proposed amendment of the first paragraph of Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders.

      |_|   FOR         |_|   AGAINST        |_|  ABSTAIN


2. In the proxy holder's discretion, with respect to any other business which may properly come before the Special Meeting or any adjournments thereof.

                        To change your address, please mark this box
                        and indicate address change below.                   |_|




      When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the proposed amendment of the first paragraph of
Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Special Meeting.



Date            Share Owner sign here                   Co-Owner sign here

-------------   ------------------------                ------------------------